					EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(dollars in millions, except ratio information)

	Fiscal Years Ended December 31,
	2005	2006	2007	2008	2009
				Adjusted (a)

Income from continuing operations before income taxes	640.7	720.9	802.3	785.7	884.6
Fixed Charges:
Interest on long-term and short-term debt
including amortization of debt expense	34.4	47.8	56.6	72.0	62.9

Portion of rental expense as can be demonstrated
to be representative of the interest factor	39.9	43.6	53.0	58.4	61.0

Total fixed charges	74.3	91.4	109.6	130.4	123.9

Earnings before income taxes and fixed charges	715.0	812.3	911.9	916.1	1,008.5

Ratio of earnings to fixed charges	9.62	8.89	8.32	7.03	8.14

(a)	In accordance with authoritative guidance in connection with noncontrolling interests in subsidiaries that
	became effective January 1, 2009, the amounts reported for 2008 have been retrospectively adjusted.
	Retrospective adoption was required as discussed in the New Accounting Pronouncements section of
	Note 1, "Summary of Significant Accounting Policies," in Notes to Consolidated Financial Statements.